Weber Inc.

1415 S. Roselle Road

Palatine, Illinois 60067

August 2, 2021

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attn:	Ms. Erin Purnell
Mr. Sergio Chinos

Re:	Weber Inc.
Registration Statement on Form S-1
Registration No. 333-257824

Dear Ms. Purnell and Mr. Chinos:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 3:00 p.m. Eastern Daylight Time on August 4, 2021 or as soon thereafter as is practicable. By separate letter, the underwriters of the issuance of the securities being registered join in this request for acceleration.

Please do not hesitate to contact Pedro J. Bermeo of Davis Polk & Wardwell LLP at (212) 450-4091, (212) 701-5091 (fax) or pedro.bermeo@davispolk.com with any questions or comments with respect to this letter.

[Signature Page Follows]

Sincerely,

WEBER INC.

By:	/s/ Chris M. Scherzinger
Name: Chris M. Scherzinger
Title: Chief Executive Officer

Via EDGAR

CC:
Michael Kaplan, Davis Polk & Wardwell LLP
Pedro J. Bermeo, Davis Polk & Wardwell LLP